UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Sontra Medical Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

83568W 10 9

(CUSIP Number)

Thomas W. Davison

10 Forge Parkway

Franklin, MA 02038

Tel: (508) 553-8850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Kevin P. Lanouette, Esq.

Browne Rosedale & Lanouette LLP

31 St. James Avenue, Suite 830

Boston, MA 02116

Tel: (617) 399-6937

August 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary S. Kohler

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 107,500 Shares 8. Shared Voting Power 7,206,687 Shares(1) 9. Sole Dispositive Power 824,517 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(1)(2)

14.	Type of Reporting Person IN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Wigley

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 309,166 Shares 8. Shared Voting Power 7,005,021 Shares(1) 9. Sole Dispositive Power 984,709 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person IN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. McNab, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 54,087 Shares 8. Shared Voting Power 7,260,100 Shares(1) 9. Sole Dispositive Power 547,822 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person IN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Kost

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 26,193 Shares 8. Shared Voting Power 7,287,994 Shares(1) 9. Sole Dispositive Power 519,928 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person IN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Robert S. Langer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 39,635 Shares 8. Shared Voting Power 7,274,552 Shares(1) 9. Sole Dispositive Power 533,370 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person IN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Essex Woodlands Health Ventures Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 693,692 Shares 8. Shared Voting Power 6,620,495 Shares(1) 9. Sole Dispositive Power 1,403,429 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person PN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vanguard VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 644,441 Shares 8. Shared Voting Power 6,669,746 Shares(1) 9. Sole Dispositive Power 1,303,788 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person PN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vanguard VI Affiliates Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 26,653 Shares 8. Shared Voting Power 7,287,534 Shares(1) 9. Sole Dispositive Power 53,922 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person PN

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&Q Healthcare Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 338,891 Shares 8. Shared Voting Power 6,975,296 Shares(1) 9. Sole Dispositive Power 685,621 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person IV

CUSIP No. 83568W 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&Q Life Sciences Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 225,928 Shares 8. Shared Voting Power 7,088,259 Shares(1) 9. Sole Dispositive Power 457,081 Shares 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,314,187 Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 73.7%(2)

14.	Type of Reporting Person IV

(1) The reporting person may be deemed to beneficially own all shares of common stock of Sontra Medical Corporation beneficially owned by all persons in the group making this statement. The reporting person disclaims beneficial ownership of any such shares, except for the shares such reporting person holds of record. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Common Stock of Sontra Medical Corporation referred to herein for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 9,426,944 shares of common stock of Sontra Medical Corporation outstanding on July 31, 2003, plus options exercisable by all persons in the group making this statement within 60 days after July 31, 2003.

Item 1.    Security and Issuer.

The class of security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Sontra Medical Corporation, a Minnesota corporation (the “Company”). The Company’s principal executive office is located at 10 Forge Parkway, Franklin, MA 02038.

Item 2.    Identity and Background

(a)	This Schedule 13D is filed by Gary S. Kohler, Michael R. Wigley, James R. McNab, Jr., Joseph Kost, Robert S. Langer, Essex Woodlands Health Ventures Fund IV, L.P. (“Essex”), Vanguard VI, L.P., Vanguard VI Affiliates Fund, L.P. (together with Vanguard VI, L.P., the “Vanguard Entities”), H&Q Life Sciences Investors and H&Q Healthcare Investors (together with H&Q Life Sciences Investors, the “H&Q Entities”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The principal business address of Mr. Kohler is Whitebox Advisors, 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. The principal business address of Mr. Wigley is P.O. Box 376, Long Lake, MN 55356-0376. The principal business address of Messrs. McNab and Kost is Sontra Medical Corporation, 10 Forge Parkway, Franklin, MA 02038. The principal business address of Dr. Langer is Massachusetts Institute of Technology, Department of Chemical Engineering, 77 Massachusetts Avenue, Building E25, Room 342, Cambridge, MA 02139. The principal business address of Essex is 15001 Walden Road, Suite 101, Montgomery, TX 77356. The principal business address of the Vanguard Entities is 1330 Post Oak Blvd., Suite 1550, Houston, TX 77056. The principal business address of the H&Q Entities is 30 Rowes Wharf, Suite 430, Boston, MA 02110.

(c)	Mr. Kohler is currently employed by Pyramid Trading Limited Partnership. Mr. Wigley is currently employed by Great Plains Companies, Inc. Mr. McNab is Chairman of the Board of the Company. Mr. Kost is Chief Scientific Officer of the Company. Dr. Langer is employed as a professor by the Massachusetts Institute of Technology. Essex and the Vanguard Entities are venture capital partnerships. The H&Q Entities are business trusts registered as diversified closed-end management investment companies.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Kohler, Wigley, McNab and Langer is a United States citizen. Dr. Kost is an Israeli citizen. Essex is a limited partnership organized under the laws of the State of Delaware. Each of the Vanguard Entities is a limited partnership organized under the laws of the State of Delaware. Each of the H&Q Entities is a trust organized under the laws of the Commonwealth of Massachusetts.

Item 3.    Source and Amount of Funds or Other Consideration

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by the Reporting Persons is incorporated herein by reference to Item 3 of Schedule 13D dated June 20, 2002 and filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2002 by the Reporting Persons (the “2002 Schedule 13D”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the 2002 Schedule 13D, which is filed as an exhibit hereto.

In addition, the following information is provided with respect to the source and amount of funds or other consideration used to acquire securities of the Company owned by the Reporting Persons:

Prior to the Merger, Messrs. McNab, Langer and Kost were granted a number of options to purchase SMI common stock which, as a result of the Merger, were converted into options to purchase 96,350, 38,450 and 77,080 shares of Common Stock, respectively, at an exercise price of $.5189 per share.

On April 12, 2002, the Company granted options to purchase 50,000 shares of Common Stock at an exercise price of $2.50 per share to Mr. Wigley. These options were fully vested upon grant.

On April 12, 2002, the Company granted options to purchase 50,000 shares of Common Stock at an exercise price of $2.50 per share to Mr. Kohler. These options were fully vested upon grant.

On July 24, 2002, Mr. Langer, in his capacity as a member of the Scientific Advisory Board of the Company, was granted options to purchase 50,000 shares of Common Stock at an exercise price of $1.69 per share.

On May 21, 2003, the Company granted options to purchase 30,000 shares of Common Stock at an exercise price of $0.10 per share to Mr. McNab. These options were fully vested upon grant.

On May 21, 2003, the Company granted options to purchase 30,000 shares of Common Stock at an exercise price of $0.10 per share to Mr. Langer. These options were fully vested upon grant.

On May 21, 2003, the Company granted options to purchase 17,500 shares of Common Stock at an exercise price of $2.30 per share to Mr. Kohler. These options were fully vested upon grant.

On May 21, 2003, the Company granted options to purchase 17,500 shares of Common Stock at an exercise price of $2.30 per share to Mr. Wigley. These options were fully vested upon grant.

Item 4.    Purpose of Transaction.

The Company is privately offering to selected qualified purchasers units consisting of shares of the Company’s newly designated Series A Convertible Preferred Stock and Common Stock Purchase Warrants (the “Private Placement”). In order to participate in the Private Placement and purchase the units, each purchaser shall be required to enter into a Subscription Agreement (each a “Subscription Agreement,” and collectively, the “Subscription Agreements”) with the Company. The Company expects to raise a minimum of $3,000,000 in the Private Placement prior to commissions and expenses. The Company has set a maximum limit in the Private Placement of $7,000,000.

Pursuant to the Subscription Agreements, the Company will sell, in one or more closings, units consisting of (i) one share of Series A Convertible Preferred Stock (the “Series A Preferred”), each initially convertible into one share of Common Stock of the Company, and (ii) Common Stock Purchase Warrants to purchase one share of Common Stock at a per share exercise price of $2.00 (the “Warrants”). The consideration to be paid by the purchasers for each unit shall be calculated at 75% of the price of the Company’s Common Stock, based on a weighted-average closing price for the five trading days preceding the initial closing of the Private Placement, with a minimum per unit price of $1.00 and a maximum per unit price of $1.50. It is currently contemplated that certain members of the Board of Directors of the Company, or their affiliates, will participate in the Private Placement and purchase units.

The Private Placement is to be consummated in one or more closings to occur no later than October 31, 2003. The Company has retained Dawson James Securities, a division of Viewtrade Financial, as placement agent for the Private Placement. The Placement Agent will receive substantial fees in connection with a successful Private Placement.

The following summary of the Private Placement is qualified by reference to the complete text of (i) the form of Subscription Agreement with the purchasers, (ii) the form of Statement of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (the “Certificate of Designations”), and (iii) the form of Common Stock Purchase Warrant to be issued to the purchasers, each of which are filed as exhibits hereto.

Subscription Agreements

In order to participate in the Private Placement and purchase the units, each purchaser shall be required to enter into a Subscription Agreement with the Company. Pursuant to the terms and conditions of the Subscription Agreements, at the initial closing or any subsequent closing, the purchasers shall purchase units consisting of shares of Series A Preferred and Warrants. Each unit consists of one share of Series A Preferred and a Warrant to purchase one share of Common Stock of the Company. The price per unit shall be calculated at 75% of the price of the Company’s Common Stock, based on a weighted-average closing price (calculated based on trading volume of shares of Common Stock) for the five trading days preceding the initial closing of the Private Placement, with a minimum per unit price of $1.00 and a maximum per unit price of $1.50.

It is contemplated that there may be subsequent closings, each of which would be at the same terms, conditions and price as that of the initial closing.

The shares of Series A Preferred and the Warrants, upon their conversion or exercise, will result in the Company issuing shares of Common Stock in excess of 19.99% of its total number of shares outstanding for a price per share less than the book value or market value of the Common Stock, and may result in a change of control of the Company. As a result, the Company has agreed to seek shareholder approval of the issuance of shares of its Common Stock pursuant to the conversion of the shares of Series A Preferred and upon the exercise of the Warrants for the purpose of complying with the National Association of Securities Dealers, Inc. rules requiring approval of issuances of shares which (i) would constitute in excess of 19.99% of a company’s currently outstanding common stock for a price less than the greater of book value or market value per share, and (ii) will result in a change of control of the issuer. Until the Company obtains the requisite shareholder approval, the purchasers, together with the Placement Agent, cannot convert their shares of Series A Preferred into, or exercise their Warrants for, shares of the Company’s Common Stock.

Conditions to the Private Placement

The consummation of the Private Placement is subject to the Company’s receipt, at the initial closing, of executed Subscription Agreements that have been accepted by the Company to purchase units with aggregate gross proceeds to the Company in an amount equal to at least $3,000,000.

The consummation of the Private Placement is also subject to the Company’s execution of a definitive agreement with Bayer Diagnostics Division of Bayer Healthcare LLC (“Bayer”) that obligates Bayer to pay the Company a licensing fee of $1,500,000. On July 28, 2003, the Company fulfilled this condition.

Finally, the consummation of the Private Placement is also subject to the Company’s execution of definitive voting agreements with the holders of more than 50% of the Company’s outstanding shares of Common Stock, providing that such holders shall vote in favor of approval of the issuance of the shares of Common Stock upon conversion of the Series A Preferred and upon the exercise of the Warrants. On August 22, 2003, the Company fulfilled this condition.

Terms of the Series A Convertible Preferred Stock

Rank; Liquidation Preference.    The Series A Preferred shall rank prior to the holders of Common Stock and prior to all other classes of capital stock currently outstanding, or hereafter established, unless otherwise provided in the terms of such class, with respect to the distribution of the Company’s assets upon a change of control, bankruptcy, liquidation or other similar event. The liquidation preference for the Series A Preferred is an amount equal to the purchase price of the Series A Preferred plus any accrued and unpaid dividends.

Dividends and Voting Rights.    The Series A Preferred bears an eight percent (8%) per annum dividend per share. The dividend accrues and is payable annually on June 30 of each year in cash or Common Stock at the Company’s discretion. The Series A Preferred has no voting power, except as otherwise required under the Minnesota Business Corporations Act.

Conversion.    The Series A Preferred is convertible, at the option of the holder, into shares of Common Stock at an initial conversion price equal to the per unit price in the Private Placement. Therefore, initially each share of Series A Preferred is convertible into one share of Common Stock. Until the Company obtains the requisite shareholder approval, the purchasers, together with the Placement Agent, cannot convert their shares of Series A Preferred into shares of the Company’s Common Stock.

Forced Conversion.    If, on any date after the effectiveness of the Registration Statement (as defined below), the closing price of the Common Stock for twenty (20) consecutive trading days equals at least $3.00, the Company shall have the right, at its option, to convert all, but not less than all, of the outstanding shares of Series A Preferred into shares of Common Stock at an initial conversion price equal to the per unit price in the Private Placement. If such conversion occurs prior to the first anniversary of the initial closing of the Private Placement, the Company shall keep the Registration Statement effective for at least 20 days following such conversion. The foregoing provision is referred to herein as the “Forced Conversion” provision. Until the Company obtains the requisite shareholder approval, the Company cannot undertake a Forced Conversion.

Adjustments to Conversion Price.    During the period of time ending on the later to occur of (1) the first anniversary of the initial closing of the Private Placement and (2) the date that is 90 days after the effectiveness of the Registration Statement, the Series A Preferred shall have full ratchet anti-dilution rights with respect to certain future issuances of the Company’s equity securities. As a result, if the requisite shareholder approval is obtained, practically speaking, there is no limit on the aggregate number of shares of Common Stock that could be issued upon conversion of the Series A Preferred.

In the event that (1) the Company has not filed the Registration Statement with the SEC within 30 days after the initial closing of the Private Placement, or (2) the Registration Statement has not been declared effective by the SEC within 120 days after the initial closing of the Private Placement, then the conversion price shall be adjusted such that the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred shall increase by 1% for each full 30-day period thereafter during which both of the above-stated conditions are not met.

The Series A Preferred also contains adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, distributions, reclassifications or similar events affecting the Common Stock.

Redemption.    At any time after the fifth anniversary of the initial closing of the Private Placement, the Company shall have the right to redeem the shares of Series A Preferred at a price equal to the purchase price of the Series A Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the number of issued and outstanding shares of Series A Preferred.

Terms of the Warrants

The Warrants have an initial exercise price of $2.00 per share and are exercisable for shares of Common Stock at any time on or before the fifth anniversary of the initial closing of the Private Placement. The Warrants may be exercised by the purchaser, in whole or in part, with the exercise price payable in cash to the Company. The Warrants contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, capital reorganizations, reclassifications, mergers or similar events affecting the Company’s capital stock.

If on any date after the later of (i) the effectiveness of the Registration Statement (as defined below), and (ii) the date on which the requisite shareholder approval is obtained, the closing price of the Common Stock, as quoted on the Nasdaq National Market, the Nasdaq SmallCap Market or the principal exchange on which the Common Stock is listed, or if not so listed then in the over-the-counter market as published in The Wall Street Journal, for 20 consecutive trading days equals at least $4.00 (subject to adjustment in the event of any subdivision, combination or reclassification affecting the Common Stock), the Company shall have the right, at its option and upon 30 days’ written notice to the purchasers, to terminate the Warrants; provided that (i) the purchasers shall have the right to exercise the Warrants at any time prior to such termination, and (ii) the Registration Statement shall be effective at all times during such 30-day notice period. The purchasers shall have the right to exercise the Warrants until the termination of the 30-day notice period, provided that such 30-day notice period terminates prior to the fifth anniversary of the initial closing of the Private Placement. The foregoing provision is referred to herein as the “Forced Exercise” provision.

Until the Company obtains the requisite shareholder approval, the purchasers, together with the Placement Agent, cannot exercise their Warrants for shares of the Company’s Common Stock.

Use of Proceeds

The Company intends that the net proceeds of the Private Placement and, if any, the consideration received as payment of the exercise price of the Warrants will be used for product development, funding clinical trials, initial scale of manufacturing capacity, working capital and general corporate purposes.

Registration

The Company has agreed to use its best efforts to prepare and file with the SEC a registration statement (the “Registration Statement”) within 30 days after the initial closing covering the resale of the Common Stock underlying the shares of Series A Preferred and the Warrants. Such registration statement shall remain effective until the later of (i) the first anniversary of the initial closing and (ii) the time periods associated with the Forced Conversion and Forced Exercise provisions of the Series A Preferred and the Warrants, respectively, or such shorter period as will terminate when all of the Common Stock issued or issuable upon conversion of the shares of Series A Preferred and exercise of the Warrants have been disposed of by each of the purchasers. If, within 30 days after the initial closing, the Company has not filed the registration statement with the SEC, or, within 120 days after the initial closing, the registration statement has not been declared effective by the SEC, the conversion price of the Series A Preferred shall be adjusted such that the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred shall increase by 1% for each full 30-day period thereafter during which both of the above-stated conditions are not met.

The expenses associated with such registration, other than the expenses of the purchasers’ counsel and selling expenses (including broker’s fees and commissions) will be borne by the Company. The Company has agreed to indemnify and hold harmless, to the extent permitted by law, the purchasers against any losses, claims, damages or liabilities, joint or several, to which such the purchasers may become subject, which arise out of or are based upon the registration or the registration statement or prospectus or preliminary prospectus or any amendment thereof or supplement thereto, other than certain losses, claims, damages or liabilities attributable to the purchasers.

Placement Agent

In connection with the Private Placement, the Company has agreed to pay to Dawson James for its services as placement agent (a) a cash fee of seven percent of the proceeds raised in the Private Placement from institutional investors other than members of the Board of Directors of the Company and/or their respective affiliates (three percent in the event such institutional investors are referred by other brokers), a cash fee of ten percent of the proceeds raised in the Private Placement from other investors other than members of the Board of Directors of the Company and/or their respective affiliates, and a cash fee equal to three percent of the proceeds of the Private Placement raised from members of the Board of Directors of the Company and/or their respective affiliates, and (b) warrants to acquire a number of shares of Common Stock of the Company equal to ten percent of the number of shares of Series A Preferred issued in the Private Placement (including shares issued to members of the Board of Directors of the Company and/or their respective affiliates) at a per share exercise price equal to 120% of the per unit price in the Private Placement and otherwise on terms pari passu with the Warrants issued to the purchasers in the Private Placement.

In the event that the Company receives at least $3.0 million gross proceeds in the Private Placement (including from members of the Board of Directors of the Company and/or their respective affiliates), the placement agent will also receive a success fee in the form of a one-year consulting agreement with the Company paying an aggregate of $36,000 and Warrants (the “Success Warrants”) to purchase 50,000 shares of Common Stock of the Company at a per share exercise price equal to 120% of the per unit price in the Private Placement and otherwise on terms pari passu with the Warrants issued to the purchasers in the Private Placement. In the event that the Company receives at least $5.0 million gross proceeds in the Private Placement (including from members of the Board of Directors of the Company and/or their respective affiliates), the one-year consulting agreement with the Company shall be amended to pay an aggregate of $60,000 and the Success Warrants shall be amended to increase the number of shares of Common Stock of the Company thereunder to 100,000 shares. The Company will also pay any reasonable accrued expenses incurred by the placement agent, subject to an aggregate limitation of $40,000. In addition, the placement agent will receive contractual rights of indemnification from the Company relating to the placement agent’s participation in the Private Placement.

Participation by Members of the Board of Directors

It is contemplated that certain members of the Board of Directors (including certain Reporting Persons), or their affiliates (the “Participating Board Members”), will participate in the Private Placement, at the same terms, conditions and price as the purchasers. The Participating Board Members are expected to purchase the number of units as may be purchased for an aggregate amount of approximately $550,000. In order to consummate such sales, the Company will enter into Subscription Agreements pursuant to which the following Participating Board Members will agree to purchase the number of units as may be purchased for an aggregate amount set forth next to each such purchaser:

Aggregate Purchase Amount
Martin P. Sutter	$100,000
Gary S. Kohler	$33,333
Michael R. Wigley	$100,000
Trust FBO Mr. Wigley’s children	$250,000
James R. McNab, Jr.	$33,333
Robert S. Langer	$33,333

This participation in the Private Placement is limited to the Participating Board Members and will not be made available generally to holders of the Company’s Common Stock.

In order to participate in the Private Placement, each Participating Board Member will be required to enter into a Subscription Agreement with the Company. Each such Subscription Agreement shall be identical to the Subscription Agreement entered into by the purchasers as described above. The rights and preferences of the shares of Series A Preferred and the Warrants to be issued to the Participating Board Members, including registration rights, are identical to those to be issued to the purchasers in the Private Placement as described above. Until the Company obtains the requisite shareholder approval, the Participating Board Members cannot convert their shares of Series A Preferred into, or exercise their Warrants for, shares of the Company’s Common Stock.

Voting Agreements

The Company has entered into voting agreements with each of the Reporting Persons (the “Voting Agreements”), pursuant to which the Reporting Persons have agreed to vote all of the shares subject to the Voting Agreements in favor of approval of the issuance of shares of the Company’s Common Stock representing more than 19.99% of the outstanding shares of Common Stock upon conversion of shares of the Series A Preferred and the exercise of the Warrants. Concurrently with the execution of the Voting Agreements, each Reporting Person also delivered to the Company an irrevocable proxy appointing each of the members of the Board of Directors of the Company as proxies to vote the shares in accordance with the Voting Agreements. The number of issued and outstanding shares subject to the Voting Agreements is 4,848,001, representing approximately 51.3% of the issued and outstanding shares of Common Stock. The Voting Agreements shall terminate on the earliest to occur of (i) such time as the Subscription Agreements shall have been validly terminated pursuant to their terms, (ii) immediately after the time that the requisite shareholder approval is obtained, and (iii) October 31, 2003. The following table lists the number of shares held by each Reporting Person subject to the Voting Agreements:

Number of Shares Subject to Voting Agreements
Gary S. Kohler	717,017
Michael R. Wigley	675,543
James R. McNab, Jr.	493,735
Joseph Kost	493,735
Robert S. Langer	493,735
Essex Woodlands Health Ventures Fund IV, L.P.	709,737
Vanguard VI, L.P.	659,347
Vanguard VI Affiliates Fund, L.P.	27,269
H&Q Healthcare Investors	346,730
H&Q Life Sciences Investors	231,153

Total	4,848,001

The form of Voting Agreement executed by each of Messrs. Kohler, Wigley, McNab, Kost and Langer is filed as an exhibit hereto and incorporated herein by reference. The form of Voting Agreement executed by each of Essex, the Vanguard Entities and the H&Q Entities is filed as an exhibit hereto and incorporated herein by reference.

Director Voting Agreement

In connection with the Merger, the Reporting Persons entered into the Director Voting Agreement. Information regarding the Director Voting Agreement is incorporated herein by reference to Item 4 of the 2002 Schedule 13D.

References to, and the descriptions of, the Voting Agreements and Director Voting Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Other than the matters set forth above, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a),(b)	The following table sets forth, with respect to each Reporting Person, (i) the aggregate number of shares of Common Stock beneficially owned by such Reporting Person, (ii) the percentage of Common Stock beneficially owned by such Reporting Person, (iii) the number of shares of Common Stock as to which such Reporting Person has sole power to vote or direct the vote, (iv) the number of shares Common Stock as to which such Reporting Person has the sole power to dispose or direct the disposition, (v) the number of shares of Common Stock as to which such Reporting Person has the shared power to vote or direct the vote, and (vi) the number of shares of Common Stock as to which such Reporting Person has the shared power to dispose or direct the disposition. Percentages are based upon 9,426,944 shares of Common Stock outstanding as of July 31, 2003.

Stockholder	Aggregate Number of Shares (1)	Percen- tage of Class (2)	Number of Shares as to Which Person has Sole Power to Vote	Number of Shares as to Which Person has Sole Power to Dispose	Number of Shares as to Which Person has Shared Voting Power	Number of Shares as to Which Person has Shared Power to Dispose
Gary S. Kohler	7,314,187	73.7%	107,500	824,517	7,206,687	—
Michael R. Wigley	7,314,187	73.7%	309,166	984,709	7,005,021	—
James R. McNab, Jr.	7,314,187	73.7%	54,087	547,822	7,260,100	—
Joseph Kost	7,314,187	73.7%	26,193	519,928	7,287,994	—
Robert S. Langer	7,314,187	73.7%	39,635	533,370	7,274,552	—
Essex	7,314,187	73.7%	693,692	1,403,429	6,620,495	—
Vanguard VI, L.P.	7,314,187	73.7%	644,441	1,303,788	6,669,746	—
Vanguard VI Affiliates Fund, L.P.	7,314,187	73.7%	26,653	53,922	7,287,534	—
H&Q Healthcare Investors	7,314,187	73.7%	338,891	685,621	6,975,296	—
H&Q Life Sciences Investors	7,314,187	73.7%	225,928	457,081	7,088,259	—

(1)	Each Reporting Person may be deemed to beneficially own all shares beneficially owned by all Reporting Persons, or 7,314,187 shares.

(2)	Each Reporting Person may be deemed to beneficially own all shares beneficially owned by all Reporting Persons, or 73.7%.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Company’s Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference. Other than as disclosed in this Schedule 13D, the 2002 Schedule 13D or as set forth in the Voting Agreements or Director Voting Agreement, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1.	Joint Filing Agreement, dated as of September 2, 2003, among the Reporting Persons.

2.	Form of Voting Agreement executed by the Company and each of Gary S. Kohler, Michael R. Wigley, James R. McNab, Jr., Joseph Kost, and Robert Langer is incorporated herein by reference to Appendix A to the Company’s Preliminary Schedule 14A filed August 22, 2003 (File No. 000-23017).

3.	Form of Voting Agreement executed by the Company and each of Essex Woodlands Health Ventures Fund IV, L.P., Vanguard VI, L.P., Vanguard VI Affiliates Fund, L.P., H&Q Life Sciences Investors and H&Q Healthcare Investors is incorporated herein by reference to Appendix B to the Company’s Preliminary Schedule 14A filed August 22, 2003 (File No. 000-23017).

4.	Form of Subscription Agreement is incorporated herein by reference to Appendix C to the Company’s Preliminary Schedule 14A filed August 22, 2003 (File No. 000-23017).

5.	Form of Statement of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock of the Company is incorporated herein by reference to Appendix D to the Company’s Preliminary Schedule 14A filed August 22, 2003 (File No. 000-23017).

6.	Form of Common Stock Purchase Warrant is incorporated herein by reference to Appendix E to the Company’s Preliminary Schedule 14A filed August 22, 2003 (File No. 000-23017).

7.	Director Voting Agreement, dated as of June 20, 2002, by and among the Reporting Persons is incorporated herein by reference to Exhibit 2 to the Schedule 13D dated June 20, 2002 and filed July 1, 2002 by the Reporting Persons. (File No. 005-52931)

8.	Schedule 13D, dated as of June 20, 2002, filed by the Reporting Persons on July 1, 2002 is incorporated herein by reference (File No. 005-52931).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2003	/s/ GARY S. KOHLER
Gary S. Kohler

Dated: September 2, 2003	/s/ MICHAEL R. WIGLEY
Michael R. Wigley

Dated: September 2, 2003	/s/ JAMES R. MCNAB, JR.
James R. McNab, Jr.

Dated: September 2, 2003	/s/ JOSEPH KOST
Joseph Kost

Dated: September 2, 2003	/s/ ROBERT S. LANGER
Robert S. Langer

ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.
	By:	Essex Woodlands Health Ventures IV, LLC General Partner

Dated: September 2, 2003	By:	/s/ MARTIN P. SUTTER
	Name: Title:	Martin P. Sutter Managing Director

VANGUARD VI, L.P.
	By:	Vanguard VI Venture Partners, LLC General Partner

Dated: September 2, 2003	By:	/s/ ROBERT D. ULRICH
	Name: Title:	Robert D. Ulrich Member

VANGUARD VI AFFILIATES FUND, L.P.
	By:	Vanguard VI Venture Partners, LLC General Partner

Dated: September 2, 2003	By:	/s/ ROBERT D. ULRICH
	Name: Title:	Robert D. Ulrich Member

H&Q HEALTHCARE INVESTORS

Dated: September 2, 2003	By:	/s/ DANIEL OMSTEAD
	Name: Title:	Daniel Omstead President and Chief Executive Officer

H&Q LIFE SCIENCES INVESTORS

Dated: September 2, 2003	By:	/s/ DANIEL OMSTEAD
	Name: Title:	Daniel Omstead President and Chief Executive Officer

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees that the Schedule 13D pertaining to certain securities of Sontra Medical Corporation to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated: September 2, 2003	/s/ GARY S. KOHLER
Gary S. Kohler

Dated: September 2, 2003	/s/ MICHAEL R. WIGLEY
Michael R. Wigley

Dated: September 2, 2003	/s/ JAMES R. MCNAB, JR.
James R. McNab, Jr.

Dated: September 2, 2003	/s/ JOSEPH KOST
Joseph Kost

Dated: September 2, 2003	/s/ ROBERT S. LANGER
Robert S. Langer

ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.
	By:	Essex Woodlands Health Ventures IV, LLC General Partner

Dated: September 2, 2003	By:	/s/ MARTIN P. SUTTER
	Name: Title:	Martin P. Sutter Managing Director

VANGUARD VI, L.P.
	By:	Vanguard VI Venture Partners, LLC General Partner

Dated: September 2, 2003	By:	/s/ ROBERT D. ULRICH
	Name: Title:	Robert D. Ulrich Member

VANGUARD VI AFFILIATES FUND, L.P.
	By:	Vanguard VI Venture Partners, LLC General Partner

Dated: September 2, 2003	By:	/s/ ROBERT D. ULRICH
	Name: Title:	Robert D. Ulrich Member

H&Q HEALTHCARE INVESTORS

Dated: September 2, 2003	By:	/s/ DANIEL OMSTEAD
	Name: Title:	Daniel Omstead President and Chief Executive Officer

H&Q LIFE SCIENCES INVESTORS

Dated: September 2, 2003	By:	/s/ DANIEL OMSTEAD
	Name: Title:	Daniel Omstead President and Chief Executive Officer